Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-195305

April 16, 2014

Denbury Resources Inc.

Pricing Term Sheet

Issuer:	Denbury Resources Inc.

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Aggregate Principal Amount:	$1,250,000,000

Gross Proceeds:	$1,250,000,000

Net Proceeds (Before Expenses):	$1,234,375,000

Coupon:	5.500%

Maturity:	May 1, 2022

Offering Price:	100% of face amount, plus accrued interest, if any from April 30, 2014

Yield to Maturity:	5.500%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2014

Optional Redemption:	Make-whole call at T+50 until May 1, 2017 On or after May 1, 2017: 104.125% On or after May 1, 2018: 102.750% On or after May 1, 2019: 101.375% On or after May 1, 2020 and thereafter: 100%

Equity Clawback:	Prior to May 1, 2017, up to 35% may be redeemed at 105.500%

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest

Trade Date:	April 16, 2014

Settlement:	T+9; April 30, 2014

CUSIP:	247916AD1

ISIN:	US247916AD13

Ranking:	Senior subordinated unsecured obligations of issuer

Denominations:	2,000x1,000

Book-Running Managers:

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Credit Agricole Securities (USA) Inc.

RBC Capital Markets, LLC

Co-Managers:

BBVA Securities Inc.

CIBC World Markets Corp.

Comerica Securities, Inc.

Capital One Securities, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Scotia Capital (USA) Inc.

UBS Securities LLC

ING Financial Markets LLC

Santander Investment Securities Inc.

SunTrust Robinson Humphrey, Inc.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

CHANGES TO THE PRELIMINARY PROSPECTUS

Increase in principal amount offered

The issuer has increased the size of the offering such that the principal amount of the notes offered has increased from $1.1 billion aggregate principal amount to $1.25 billion aggregate principal amount.

The issuer estimates that the net proceeds from this offering, after deducting underwriters discounts and offering fees and expenses, will be approximately $1.2 billion. Incremental proceeds will be used to complete the repurchase of the issuer’s 2020 Notes as described in the preliminary prospectus, with any remaining net proceeds used to reduce borrowings under the issuer’s revolving credit facility, or for general corporate purposes.

Affiliates of certain of the underwriters are lenders under the issuer’s revolving credit facility and will receive their pro rata share of any incremental net proceeds used to repay such revolving credit facility.

As of March 31, 2014, on an as adjusted basis to reflect the completion of the offering and the use of the incremental net proceeds from the upsized offering to fund the tender offer for the 2020 Notes and to repay borrowings under the issuer’s revolving credit facility, the issuer would have had $463.7 million of borrowings outstanding and $11.7 million of outstanding letters of credit under its $1.6 billion bank credit facility, leaving the issuer with approximately $1.1 billion of remaining borrowing capacity.

Capitalization

As of December 31, 2013, on an as adjusted basis to reflect the completion of the offering and the use of the incremental net proceeds from the upsized offering to fund the tender offer for the 2020 Notes and to repay borrowings under the issuer’s revolving credit facility:

•	the issuer’s cash and cash equivalents would have been $12.2 million;

•	the issuer’s total long-term debt would have been $3.4 billion; and

•	the issuer’s total capitalization would have been $8.7 billion.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, Charlotte, North Carolina 28202, Attention: Client Support or by email at cmclientsupport@wellsfargo.com or by calling 1-800-326-5897.

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